Exhibit 99.1

ParaZero Signed Non-Binding Letter of Intent to Acquire a Company that Specializes in Counter-Drone Systems and Autonomous Drone Technologies

Proposed acquisition would bring advanced space technologies and deep-space navigation expertise into ParaZero’s innovation portfolio

TEL AVIV, Israel, March 27, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero”), an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems, today announced the signing of a non-binding Letter of Intent (LOI) to acquire 100% of the issued and outstanding share capital of Lulav Space Ltd. (“Lulav”), a company specializing in the development of counter drone systems, AI, space-grade autonomous systems, and computer vision.

Lulav Space was founded in 2021 with the goal of developing vision-based precision navigation systems for space robotics missions. Lulav specializes in advanced guidance, navigation and control technologies that integrate both software and hardware to enable autonomous systems in extreme and challenging environments. Lulav's landing system was selected as the primary navigation solution for both landers in the “Beresheet 2” lunar mission. Building on its proven capabilities and IP in space applications, Lulav has recently expanded into the defense sector, developing counter-drone systems and autonomous drone technologies. Its flagship products include:

●	Advanced Guidance Kit

A platform-agnostic module that can be integrated into most drones, enabling autonomous kinetic interception of drone swarms.

●	Autonomous Navigation Kit

A GPS-independent system combining EO/IR sensors with a Visual-Inertial SLAM algorithm, enabling autonomous operation of aerial platforms in GPS-denied environments.

Subject to the completion of due diligence and the execution of definitive agreements, the proposed acquisition is expected to close in the second quarter and be completed through a combination of cash and equity.

Boaz Shetzer, CEO of ParaZero, commented, “This proposed acquisition aligns with ParaZero's vision to expand its capabilities in the CUAS field. Lulav’s proven expertise in autonomous solutions, precision navigation, deep-space sensing and counter drone applications would add powerful capabilities to our portfolio as we continue expand into the defense market. Lulav’s solutions would also open new commercial market potential for ParaZero, adding more value and potential growth in the future.”

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses the execution of definitive agreements with Lulav Space Ltd., the timing and completion of the transaction, the satisfaction of customary closing conditions related to the transaction, its vision to expand its capabilities in the CUAS field, how Lulav’s proven expertise in autonomous solutions, precision navigation, deep-space sensing and counter drone applications would add powerful capabilities to its portfolio, its continued expansion into the defense market, how Lulav’s solutions would open new commercial market potential for ParaZero and its added value and potential growth in the future. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246